RidgeWood Bottle & Tap

Profit and Loss

January - December 2023

	TOTAL
Income	
Square Income	1,379,853.63
Tips Received	212,030.30
Total Income	**$1,591,883.93**
Cost of Goods Sold	
Apparel	8,992.59
Beer, Wine & Cider	460,892.84
Cost of Goods Sold	52,999.75
Total Cost of Goods Sold	**$522,885.18**
GROSS PROFIT	**$1,068,998.75**
Expenses	
Advertising & Marketing	3,472.76
Bank Charges & Fees	1,356.11
Cash Over/Short	142.43
Charitable Contributions and Sponsorships	6,375.00
Citizen Expenses	11,193.46
Contractors	5,439.63
Dues and Subscriptions	4,202.93
Equipment Expense	4,234.74
Furniture & Fixture Expense	2,428.65
Glassware Expense	8,973.78
Guaranteed Payments to Partners	
Alex Rosinbum	36,733.97
Alex Rosinbum Additonal Wage	3,600.00
Alex Rosinbum Tips	53,131.67
Robin Warma	61,200.00
Robin Warma Bonus	25,000.00
Robin Warma Tips	20,997.10
Total Guaranteed Payments to Partners	**200,662.74**
Insurance	16,164.00
Interest Paid	17,249.18
Legal & Professional Services	
Accounting	9,829.02
Legal Fees	1,800.00
Total Legal & Professional Services	**11,629.02**
Meals & Entertainment	9,015.45
New Phinney Property	0.00
Occupancy	
Rent & Lease	127,308.83
Utilities	30,602.93
Total Occupancy	**157,911.76**

RidgeWood Bottle & Tap

Profit and Loss

January - December 2023

	TOTAL
Office Supplies & Software	15,213.43
Payroll Expenses	
Employee Reimbursement	3,725.80
Employer Taxes	20,166.55
Tips	143,593.49
Wages	85,701.48
Total Payroll Expenses	**253,187.32**
People's Bank Monthly Payment	1,827.86
Repairs & Maintenance	38,190.89
Signage Expense	962.99
Square Fees	45,946.40
Taxes & Licenses	19,235.08
Travel	3,406.74
Total Expenses	**$838,422.35**
NET OPERATING INCOME	**$230,576.40**
Other Income	
Credit Card Rebate	586.30
Total Other Income	**$586.30**
NET OTHER INCOME	**$586.30**
NET INCOME	**$231,162.70**

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
B of A Tax Savings 5207	3,170.40
BOA Tax Savings 2890	150,292.30
Business Advantage Chk - 0900 (0900)	-2,607.42
Petty Cash	397.62
Square Cash	5,728.03
Total Bank Accounts	**$156,980.93**
Accounts Receivable	
Accounts Receivable (A/R)	153,726.70
Total Accounts Receivable	**$153,726.70**
Other Current Assets	
Asset-New Phinney Property	0.00
Food Truck	58,678.00
Inventory Asset	45,033.00
Start Up Expenses-New Phinney Property	965,937.88
Undeposited Funds	0.00
Total Other Current Assets	**$1,069,648.88**
Total Current Assets	**$1,380,356.51**
Fixed Assets	
Accumulated Depreciation	-305,225.49
Equipment	107,215.42
Furniture & Fixtures	21,566.89
Glassware	0.00
Leasehold Improvements	135,215.62
Signage	15,108.31
Sprinter Van	59,376.46
Total Fixed Assets	**$33,257.21**
Other Assets	
Accumulated Amortization	-4,148.10
Escrow Deposit-Property Purchase	158,285.21
Start Up Expenses	23,334.81
Total Other Assets	**$177,471.92**
TOTAL ASSETS	**$1,591,085.64**

RidgeWood Bottle & Tap

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	0.00
Amex CC1 Stuart 73000	0.00
Amex CC2 Robin 71012	834.22
Total American Express	**834.22**
BoA Credit Card	0.00
BoA CC1 Stuart 6759	0.00
BoA CC2 Robin 4061	1,500.97
Total BoA Credit Card	**1,500.97**
Total Credit Cards	**$2,335.19**
Other Current Liabilities	
EIDL Loan	0.00
Friend & Family Loans	884,666.50
Sales Tax Payable	15,073.17
Sprinter Van Liability	32,284.92
Square Gift Card	13,603.62
Square Sales Tax Payable	0.00
Square Tips	0.00
Total Other Current Liabilities	**$945,628.21**
Total Current Liabilities	**$947,963.40**
Total Liabilities	**$947,963.40**
Equity	
Owner's Equity - Robin Warma	145,000.00
Owner's Equity-ZPRW	145,000.00
Owner's Investment	210,000.00
Partner Distribution-Robin Warma	-249,000.00
Partner Distributions-ZPRW	
Partner Distributions-ZPRW Faris 70%	-172,900.00
Partner Distributions-ZPRW Lavaris 10%	-24,700.00
Partner Distributions-ZPRW Ritums 10%	-24,700.00
Partner Distributions-ZPRW Rosinbum 10%	-24,700.00
Total Partner Distributions-ZPRW	**-247,000.00**
Retained Earnings	404,929.54
ZPRW Expense	3,030.00
Net Income	231,162.70
Total Equity	**$643,122.24**
TOTAL LIABILITIES AND EQUITY	**$1,591,085.64**

RidgeWood Bottle & Tap

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	231,162.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-153,726.70
Food Truck	-29,678.00
Start Up Expenses-New Phinney Property	-965,937.88
Escrow Deposit-Property Purchase	-88,285.21
American Express	0.00
American Express:Amex CC1 Stuart 73000	-2,978.07
American Express:Amex CC2 Robin 71012	-1,990.87
BoA Credit Card	0.00
BoA Credit Card:BoA CC1 Stuart 6759	-752.96
BoA Credit Card:BoA CC2 Robin 4061	1,251.71
Friend & Family Loans	884,666.50
Sales Tax Payable	6,470.79
Sprinter Van Liability	-12,012.64
Square Gift Card	1,643.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-361,329.46**
Net cash provided by operating activities	**$ -130,166.76**
FINANCING ACTIVITIES	
Owner's Investment	210,000.00
ZPRW Expense	5,030.00
Net cash provided by financing activities	**$215,030.00**
NET CASH INCREASE FOR PERIOD	**$84,863.24**
Cash at beginning of period	72,117.69
CASH AT END OF PERIOD	**$156,980.93**